Exhibit 99.1

GOLDBELT RECEIVES FINAL FEASIBILITY STUDY
FOR INATA PROJECT

Toronto, Ontario – (October 4, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce that it has received the Final Feasibility Study (“the Study”) for the Inata Project which was coordinated and compiled by GBM Minerals Engineering Consultants Limited (“GBM”) of London, England.

The Study outlines a 2,250,000 tonnes per annum (“tpa”) mill throughput utilizing a cyanide-in-leach (“CIL”) process plant and cash operating costs of US$ 336/oz. The project will have a 7 year mine life with payback after 2.7 years at a US$650/oz gold price.  The Internal Rate of Return (“IRR”) for the project is 49.75% and the undiscounted Net Present Value (“NPV”) is US$128.0 million.

A summary of the key technical parameters of the Study are shown below.  All financial figures are quoted in US dollars, unless otherwise noted.

Key Production and Financial Results

Production:
Process Plant Throughput per Year	2,250,000 tonnes
Gold Reserves (in situ)	944,000 ounces
Gold Recovered	893,000 ounces
Mine Life	7 years
Metallurgical Recovery (average) [1]	94%
Financial:
Initial Capital Cost	$77 Million
Sustaining Capital [1]	$10.8 Million
Cash Operating Costs [1,2]	$336/oz
Total Cash Costs [1,2]	$400/oz
Total Production Costs [1,2]	$504/oz
Internal Rate of Return (IRR) [3,4]	49.75%
Net Present Value [4] (0% Discount)	$128.0 Million
Pay Back Period	2.7 years
1. Over the life of the mine 2. Per ounce gold 3. 100% equity basis 4. After tax, $650 per ounce of gold
Note on costs:

(1)	Total Production Costs are all operating costs including taxes, royalties, mine closure and rehabilitation and depreciation/amortisation
(2)	Total Cash Costs are Total Production Costs excluding depreciation
(3)	Cash Operating Costs are Cash Costs excluding taxes, royalties and closure/rehabilitation costs

Project Overview

Goldbelt Resources retained in 2006 to manage the preparation of a feasibility study for the Inata Gold Project in Burkina Faso.

The study addresses all technical and economic aspects of the project, and includes detailed operating and capital costs estimates for project development and operation over the life of the mine to an accuracy of +/-15%. The study also defines the schedule of work required for project development and construction. Detailed consideration of project financing was excluded from the scope of work.

The study complies with Canadian Securities Administrations (CSA) policy National Instrument 43-101. This policy governs scientific and technical disclosure by mining companies and the preparation of technical reports. NI 43-101 requires that all technical disclosures are based on advice from a Qualified Person (QP), and that disclosure on resources and reserves are based on definitions approved by the Canadian Institute of Mining Metallurgy and Petroleum (CIMMP). This included the definition of a QP.

Geological modeling and resource estimation was completed by Ravensgate Consultants of Perth, Australia. George, Orr and Associates of Perth, Australia provided geotechnical design. Orelogy Pty Ltd of Perth, Australia completed all mine design, costing and reserves estimation. Engineering and design for the tailings dam, water dam and other mine infrastructure was carried out by AMEC, Kent, England. Metallurgical test work was carried out by AMMTEC of Perth, Australia. The Environmental Impact Study (“EIS”) was prepared by Socrege of Ouagadougou, Burkina Faso. GBM was responsible for the management of the feasibility study, development of the process flowsheet, process engineering, design and the compilation of the report.

Resources

Mineral Resource Statement 1 July 2007 at a cut-off of 0.5g/t Au for the Inata Project

Inata, Minfo and Sayouba Resources at a combined lower cut off of 0.5g/t Au
	Measured			Indicated			Inferred
	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)
Inata	4,909,400	2.3	362,440	17,349,100	1.7	924,520	6,003,700	1.3	254,870
Sayouba	307,700	1.6	16,040	909,500	1.2	34,000	789,800	1.2	30,700
Minfo	-	-	-	1,584,600	1.2	59,930	302,500	1.3	12,350
TOTAL	5,217,100	2.3	378,480	19,843,260	1.6	1,018,450	7,095,900	1.3	297,910

Reserves

The economic cut off grade for definition of reserves is calculated to be 0.8g/t. A sub-economic cut off grade of 0.5g/t has been used to define additional ore material that will be stockpiled over the life of mine and will be processed at the end of the life.

	Inata Reserves
		Tonnes		Contained gold
Cut Off Grade	Category	('000s)	g/t	ounces
	Proven	4,173	2.4	323,000
0.8g/t	Probable	10,170	1.8	598,000
Sub total		14,343	2	921,000
	Proven	299	0.6	6,000
0.5g/t to 0.8g/t	Probable	782	0.7	16,000
Sub total		1,081	0.6	23,000
	Proven	4,472	2.3	329,000
	Probable	10,952	1.7	615,000
TOTAL		15,424	1.9	944,000

The cost and revenue parameters used in the definition of ore reserves are included below:

Cost and Revenue Parameters Used in Definition of Reserves
Mining	Average over LOM [1]	$/tonne mined	$1.34
Processing	Highly weathered	$/tonne processed	$12.48
	Slightly weathered	$/tonne processed	$12.87
	Fresh	$/tonne processed	$12.51
	Fresh/Graphitic Shale	$/tonne processed	$13.86
Recoveries	Highly weathered	%	95
	Medium weathered	%	95
	Slightly weathered	%	93
	Fresh	%	93
	Fresh/Graphitic Shale	%	93

The average mining cost over the life of mine is $1.34/tonne mined. The actual cost varies between $1.11/tonne to $1.64/tonne, increasing with the depth of the pit and haulage distance.

Exploration Potential

Resource and reserve estimations have been prepared for the completion of the Study.  Gold mineralization is open both along strike and down dip and it is anticipated that additional resources will be estimated as new data becomes available from these, as well as additional sites of satellite mineralization.  Additionally, there are a number of areas within the current Inata pit design which contain inferred resources which require further development. Drilling in 2007 extended mineralization 450 meters to the north of Inata North and surrounding the Sayouba and Minfo deposits.

Mining

Mining at Inata will be carried out using conventional drilling, blasting, loading and hauling procedures and technology suitable for a medium sized open pit mine. The mine fleet will be owner-operated, utilizing conventional midsized top hammer blast hole drill rigs, 200 tonne class backhoe excavators and 91 tonne class haul trucks. The mine will operate 24 hours per day, 7 days per week. There are three principal pits which will be mined over the life of the project, located from approximately 300m up to 3.5 km from the primary crusher.

Conservative assumptions on pit wall design have been adopted, with an overall slope angle in the main Inata pit of 43o. The overall strip ratio for the project will be 6.9:1.

The mining rate will be approximately 20,000,000 tpa through the project life. The ore mined will comprise highly weathered oxide material to transitional and fresh in the latter years. The ore mining rate will be 2,250,000 tpa.

Metallurgical Testing and Mineral Processing

Metallurgical sampling and testing was carried out by Resolute and BHP during 1999 to 2002, prior to the acquisition of the property by Goldbelt Resources Ltd. The results of that work have been reviewed as part of the feasibility study and the results have been incorporated into the later test work initiated by Goldbelt between 2004 and 2007.

Minor Inata oxide ore samples demonstrated mild preg-robbing characteristics which were overcome completely using conventional cyanide in leach (CIL) process.  Some unweathered (fresh) ore reflected higher preg-robbing characteristic.  These fresh ores responded well to pretreatment with kerosene and good recoveries were obtained. However, the fresh ore presents a minor proportion of the orebody and it is proposed that such ore will be stockpiled and treated towards the end of the mine life.

The results of these programs indicate that a CIL process with gravity concentration will yield recoveries of 93% - 95% in all ore types. Leach kinetics demonstrated that the ore was relatively insensitive to grind size and good recoveries were obtained at a grind of 80% passing 106μm. A conservative approach was employed in the process design and a grind of 80% passing 75µm was selected.

Processing

In 2006, Goldbelt purchased the Brocks Creek process plant located in the Northern Territory, Australia. The cost, including dismantling and refurbishment of critical components, is $4,200,000. The dismantling of the plant is now complete, and refurbishment will be undertaken before the plant is shipped directly to Ghana for onward road transportation to mine site. The purchase of this plant will minimize lead times on major equipment and mitigate against cost overruns. The major equipment to be used from the Brocks Creek plant are the 48” x 42” double-toggle jaw crusher, the 20’ x 11’ SAG and 13’ x 16’ ball mills, conveyors, feeders, the classification and gravity circuits, the elution and reagent mixing and storage facilities and spare parts and equipment.

The plant previously operated at a throughput capacity approaching 1,500,000 tpa. To increase the throughput to 2,250,000 tpa as required for the Inata Project, Goldbelt Resources has secured an additional 12’ x 18’ ball mill. This mill, currently in South Africa, will be refurbished to as-new standard, for a total purchase and refurbishment cost of $960,000.

The plant is a conventional Carbon in Leach (CIL) process with gravity recovery. The use of gravity concentration reduces the leach time and reagent consumption.  Testwork indicates that gravity gold recoveries can vary between 8 and> 80%.

The Inata Mining Schedule detailing ounces recovered, ounces produced, recoveries and costs is shown below.

				Inata Mining Schedule
Period			-1	1	2	2	4	5	6	7	TOTAL
			Pre-Strip	Y1	Y2	Y2	Y4	Y5	Y6	Y7
Total material mined including stockpile
Ore		kt	142	2,193	2,252	2,250	2,226	2,226	2,225	2,052	15,566
		g/t	2.19	2.16	2.44	1.61	2.29	1.70	1.87	1.20	1.91
Total Material	TOTAL	kt	1,158	13,954	19,532	19,780	21,377	21,226	20,001	6,463	123,491
	STRIP RATIO		7.2	5.36	7.67	7.79	8.60	8.54	7.99	2.15	6.9
Ore Milled		kt	-	2,193	2,252	2,250	2,226	2,226	2,225	2,052	15,424
		g/t	-	2.16	2.44	1.61	2.29	1.70	1.87	1.20	1.90
		recovery	-	94.6%	94.6%	94.6%	94.6%	94.6%	94.6%	94.6%	94.5%
Ounces Produced		ounces	-	152,000	177,000	117,000	164,000	122,000	134,000	79,000	944,000
Ounces Recovered		ounces	-	144,000	167,000	110,000	155,000	115,000	126,000	74,000	893,000

Tailings Management

Tailings will be pumped to a dam located to the north of the process plant. The dam will be constructed mainly of mine waste material and raised periodically through the mine life to a final height of 40 m. The life of mine (“LOM”) designed dam has a capacity of 10,000,000m3. Tailings water will be recovered and pumped back to the process plant reclaim water storage tanks for reuse within the plant. The present dam provides for a natural clay floor.  A study is currently being completed in order to assess the clay thickness beneath the dam which will indicate whether an HDPE liner will be required.  Monitoring bores will be installed around the perimeter of the tailings dam as part of the environmental management process.

Mine Infrastructure

Water Dam
A water dam will be constructed at Gomdé to provide process water to the Inata project. The Gomdé dam, situated approximately 18km to the east of the proposed Inata Plant site, will have a capacity of 100,000,000m3. Total mine annual water use is estimated to be 4,500,000m3.  Total annual water consumption, including losses through evaporation, seepage and local use, is calculated to be 20,000,000m3. Interception bores will be located downstream from the dam in order to intercept and recover any potential water seepage.  The dam is scheduled for completion before the start of the 2008 wet season.  Goldbelt has been conducting water exploration in the vicinity of the mine which has indicated the presence of water bearing structures which are now the focus of further work.  Water obtained from these zones is expected to provide a supplementary source of water, should it be requiredl.

Access Road & Village
A 35km, all weather gravel access road will be constructed from the Dori-Djibo road to the project site.   The Inata operations will utilize a fly-in, fly-out roster and all operating staff will be accommodated within the mine village.  The Inata mine village will be built to house 230 staff, and will include catering and recreational facilities.

The mine will contain an administration office along with workshops, stores, laboratory and medical facilities.

Goldbelt will also be constructing a 1.5km airstrip capable of handling aircraft of mixed passenger/cargo configurations.

Power Station
Goldbelt’s total installed power requirement will be approximately 6.8 MW. A heavy fuel oil (“HFO”) power station with a capacity of 10 MW, and a 4MW diesel fueled backup plant will be installed to service all mine and administration services. The sizing of the power station also provides spare capacity for startup and maintenance.

Communications
A satellite communications system providing both voice and data connection will be available for local and international communications.  Radio receivers will be used for intra-mine communications.

Environmental Impact

The Environmental Impact Study for the Inata project was completed and submitted by Socrege in late 2005 and was approved in April 2006 along with the Mining Permit. The study assessed the impact of the mine on the environment in terms of local populations, air quality and climate, hydrology, hydrogeology, water quality, noise and vibration, flora and fauna, socio-economics and cultural heritage.  Socrege is presently carrying out an update to the EIS study to reflect the current project information.  This will be forwarded to the Burkina Faso government for registration.

Goldbelt has allocated close to $2,000,000 for rehabilitation of the mine site after the mine is closed.  This rehabilitation will include removal of all plant equipment and infrastructure unless otherwise requested by local authorities and communities (ie. access roads and dams for water).  Waste dumps and the tailings facility will be contoured and seeded with indigenous vegetation and all areas made secure.

Permits

Over the next 6 months Goldbelt will be arranging permits for the following: explosive substances, storage of explosives, pumps, dams and roads.

Staffing

Total staff employed by SMB will be 259, of which 239 will be site-based, although not all staff will be accommodated in the mine village. SMB will recruit employees preferentially from the local area, and from other areas in Burkina Faso, with expatriates employed only to provide specialist technical or management expertise. All expatriates employed will have a strong focus on training and development, so that as the project progresses Burkinabe nationals will assume greater responsibility for the management and operation of the Inata Gold Mine. The following table summarizes employee numbers per department.

Labour Summary per Department

Department	Employees
Administration and Management	14
Mining	101
Processing	48
Maintenance	47
Site Administration	49
Total	259

Capital and Operating Costs

All capital and operating costs are contained in the tables shown below.

Capital Expenditure Summary

Initial Capital Requirements	$ millions
Mining	$16.5
Processing and Tailings Management	$20.2
Power and Water	$11.5
Infrastructure	$6.0
Owner costs	$4.5
Engineer Procurement Construction Management Contract	$9.5
Working capital	$1.4
Contingency	$7.4
Total Capital	$77.0

Mine Sustaining Capital	$10.8

Operating Expenditure Summary

Life of Mine Costs	$ millions
Labour (excluding mining)	$26.9
Power	$39.4
Consumables	$50.3
Infrastructure	$18.9
Mining (including mining labour)	$164.6
Total	$300.1

Unit Costs
Cost/tonne mined	$2.43/tonne
Cash Operating costs	$336/ounce

For the base case scenario of a 2,250,000 tpa CIL process plant, gold production is estimated to average 136,000 ounces per annum for the life of the mine.

Cash operating costs, excluding the cost of pre-stripping, are estimated to average $336/oz before royalties, interest and taxes over the 7 year mine life. The equivalent cost per tonne of ore mined is $2.43/tonne.

Allowing for a 12 month design, procurement, construction to first production/revenue schedule, the after tax project payback at a $650/oz gold price is 2.7 years from the date of the project commitment. The associated Internal Rate of Return (IRR) for the project is 49.7% and the Net Present Value (NPV) at 0% is $128,086,000.

Summary Financial Analyses Inputs

A summary of the financial inputs and results of their analysis can be found below.

Base Case Parameters - Inputs	Details
Mine Establishment Duration (MED)	12 Months
Life of Mine (LOM)	7 Years
Project Life	8 Years
Gold Price (per troy ounce)	$650
Income Tax Rate	25.0%
Discounted Rate (for NPV)	0%, 5%, & 10%
Plant Equipment Resale	5.0% of the fixed equipment
Mining Fleet Resale	7.5% of the mobile mining equipment
Project Closure Costs (Rehabilitation)	$1,939,000 (Total)
Royalty 1 - Government/State	3.0% of revenue
Royalty 2 - International Royalty	2.5% of revenue
IMF Tax	0.5% of revenue
Vendor Tax	2.0% of operating purchases
Tax Exemption Period (for IMF, Vendor Tax)	4 Years
Depreciation Schedule	Capital spent in any 1 year may be depreciated over a minimum of 3 years without creating a loss.

Notes:
1. The government of Burkina Faso holds a 3.0% NSR.
2. International Royalty Corporation holds a 2.5% NSR royalty which was purchased from BHP after the project was sold to Goldbelt in 2005.

Results of Financial Analysis
Financial Analysis – Sensitivity Analysis
OPTION	Δ CAPEX	Δ OPEX	$650 GOLD	NPV	IRR	PAYBACK
28	-10%	-10%	$650.00	$156,857,000	64.84%	2.50
29	-10%	0%	$650.00	$134,343,000	57.77%	2.57
30	-10%	10%	$650.00	$111,828,000	50.37%	2.65
31	0%	-10%	$650.00	$150,600,000	56.26%	2.61
32	0%	0%	$650.00	$128,086,000	49.75%	2.69
33	0%	10%	$650.00	$105,571,000	42.90%	2.79
34	10%	-10%	$650.00	$144,343,000	49.27%	2.72
35	10%	0%	$650.00	$121,829,000	43.20%	2.83
36	10%	10%	$650.00	$99,314,000	36.81%	2.94

Timeline

Société des Mines de Belahouro SARL (“SMB”) is now going out to tender for an Engineering Procurement Construction Management (“EPCM”) contract for plant and infrastructure construction, and securing final quotes and build slots for major mining equipment.  The targeted date for the commencement of construction is December 2007.

A high level schedule showing major items in the mine establishment implementation plan is shown in the table below

Key Item	Months, from approval of finance
	1	2	3	4	5	6	7	8	9	10	11	12

EPCM Award
Contractor Mobilisation to site
Gomdé Dam Construction
Infrastructure Construction
Plant Refurbishment and Relocation to Site
Plant Construction

Mine Fleet Order
Mine Fleet Delivery
Prestrip Starts

First Ore to Plant
First Gold pour

Future Developments

The Inata project is managed by Société des Mines de Belahouro SARL, which is a 90% owned subsidiary of Goldbelt Resources Ltd. Goldbelt is the majority shareholder in SMB, and as such has control over the SMB board of directors.  The Government of Burkina Faso holds the remaining 10%.   Goldbelt will recover 100% of investment prior to the payment of any government dividend.

Financing

Goldbelt has awarded a mandate to Macquarie Bank Ltd to provide a debt facility up to $50 million subject to due diligence, final documentation and credit committee approval.  Due diligence is in progress and is expected to be completed this month.  Final approval and first draw down is expected to take place in early December.

A variety of hedging programs are being reviewed and considered.

Exploration

Since acquiring the Inata project, Goldbelt has continued to develop known resources underground, along-strike and in parallel structures along the Inata Trend.

Results are currently awaited from recent shallow infill reverse circulation drilling conducted north of the Inata North pit, at an extensive artisanal site immediately west of Inata Central and east of the current Minfo pit. When received, these results will form the basis of a new resource estimation that will include grade control drilling over the Inata North – Stage 1 pit area.

Exploration drilling of the satellite pods of mineralization at the near-by Filio, Pali and the Minfo Trend will be stepped up. Goldbelt has also identified a number of two kilometer-long, +100 ppb gold anomalies along this trend which have yet to be drill-tested. These anomalies lie no more than 7.5 kilometers from the proposed mill site at Inata.

The Company will be commencing a new drill program at the Souma Trend later this year designed to follow up on results received in late 2006. Drilling will proceed at the Dynamite Pit Prospect where hole SRC093 intercepted 30m @ 3.06g/t gold. To date, four prospects (BEF2, BSF1, BSF16 and the Dynamite Prospect) situated along 13km of the Souma Trend have yielded encouraging drill results (see press release dated February 22, 2007) that will be further tested in due course. The Souma Trend lies approximately 20 km from the planned Inata mill making the hauling of ore from Souma by truck a viable option in the event of an economic discovery.  The Company also plans further exploration at the Gassel Garafo and Fété Kolé prospects, located on the eastern portion of the Belahouro license, 10km from the Souma Trend, and 30km from the Inata Project.

Strategic Alternatives

The board of directors has initiated a process for the review of different strategic alternatives to address its corporate and operational objectives. The process is expected to include a consideration of possible offers for the company or its principal properties, a strategic transaction with a third party in respect of the development of its principal properties, and an equity or debt financing to fund the development of its principal properties.

The Company has retained a financial advisor to assist with the process. The board of directors approved this initiative and expects its review to proceed over the next few months and possibly beyond. The board of directors has not made any determination with respect to a specific course of action or whether any action will be taken, and there is no assurance that this strategic review will result in the Company taking a particular course of action.

Michael Short, Managing Director, GBM Minerals Engineering Consultants Ltd., is the qualified person and has reviewed the technical data and conclusions contained in this release. Collin Ellison consents to the filing of the written disclosure in this press release with the securities regulatory authorities referred to above. The Study will be available both on SEDAR and the company’s website www.goldbeltresources.com within 45 days.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Collin Ellison”
Collin Ellison, President and CEO

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.